Exhibit 3.1

EXECUTION VERSION

AMENDMENT NO. 3 TO

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

ACCESS MIDSTREAM PARTNERS, L.P.

This AMENDMENT NO. 3 (this “Amendment”) TO THE FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF ACCESS MIDSTREAM PARTNERS, L.P., A DELAWARE LIMITED PARTNERSHIP (the “Partnership”), is dated as of January 29, 2015, by Access Midstream Partners GP, L.L.C., a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement (as defined below).

WHEREAS, the General Partner and the Limited Partners of the Partnership entered into that certain First Amended and Restated Agreement of Limited Partnership of the Partnership dated as of August 3, 2010, that certain Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of the Partnership dated as of July 24, 2012, and that certain Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of the Partnership dated as of December 20, 2012 (collectively, the “Partnership Agreement”);

WHEREAS, Section 13.2 of the Partnership Agreement provides that the General Partner and the holders of a Unit Majority may approve an amendment to the Partnership Agreement;

WHEREAS, the General Partner deems it to be in the best interest of the Partnership to effect this Amendment in order to make such amendments as are provided herein and has approved this Amendment; and

WHEREAS, the holders of a Unit Majority have approved this Amendment by written consent in accordance with Sections 13.2 and 13.11 of the Partnership Agreement.

NOW, THEREFORE, the General Partner and the Limited Partners of the Partnership do hereby amend the Partnership Agreement as follows:

A. Amendment. The Partnership Agreement is hereby amended as follows:

1. Section 1.1 is hereby amended to add the following definitions:

“2014 Merger Agreement” means the Agreement and Plan of Merger, dated as of October 24, 2014 by and among the Partnership, the General Partner, VHMS LLC, WPZ, and Williams Partners GP LLC, as may be amended.

“Pre-Merger Unit Split” means the subdivision pursuant to Section 5.9 of each Common Unit into 1.06152 Common Units and of each Convertible Class B Unit into 1.06152 Convertible Class B Units as contemplated by Section 5.14 of the 2014 Merger Agreement.

“WPZ” means Williams Partners L.P., a Delaware limited partnership.

“WPZ Available Cash Amount” means an amount equal to the Available Cash (as defined in the WPZ Partnership Agreement) of the WPZ Group immediately prior to Closing (as defined in the 2014 Merger Agreement) of the WPZ Merger.

“WPZ Group” means WPZ and its Subsidiaries treated as a single consolidated entity.

“WPZ Merger” means the merger of VHMS LLC with and into WPZ, with WPZ as the sole surviving entity, pursuant to the 2014 Merger Agreement.

“WPZ Operating Surplus Amount” means, beginning with the Quarter in which the WPZ Merger is consummated (or the Quarter immediately preceding the consummation of the WPZ Merger, if the WPZ Merger is consummated prior to the date of determination of Available Cash with respect to such Quarter), an amount equal to the Operating Surplus (as defined in the WPZ Partnership Agreement) less cumulative distributions of Available Cash to Partners (as defined in the WPZ Partnership Agreement) from Operating Surplus (as defined in the WPZ Partnership Agreement) of the WPZ Group immediately prior to Closing (as defined in the 2014 Merger Agreement) of the WPZ Merger.

“WPZ Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership, dated as of August 23, 2005, as amended, of WPZ, as in effect immediately prior to the consummation of the WPZ Merger.

2. Section 1.1 is hereby amended, effective as of the Effective Time (as defined in the 2014 Merger Agreement) of the WPZ Merger, to add the following to paragraph (a) of the definition of “Operating Surplus” immediately after clause (iv) and immediately prior to the word “less”:

“and (v) the WPZ Operating Surplus Amount,”

3. Section 1.1 is hereby amended, effective as of the Effective Time of the WPZ Merger, to add the following sentence to the end of the definition of “Available Cash”:

“For the avoidance of doubt, if the WPZ Merger is consummated prior to the date of determination of Available Cash with respect to the Quarter immediately preceding the consummation of the WPZ Merger, the cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter shall include the WPZ Available Cash Amount.”

4. Article VI is hereby amended to add a new Section 6.12 as follows:

Section 6.12 Special Provisions Relating to the Pre-Merger Unit Split and the WPZ Merger. Pursuant to Section 5.14 of the 2014 Merger Agreement, the Pre-Merger Unit Split shall become effective one Business Day prior to the Closing Date (as defined in the 2014 Merger Agreement) of the WPZ Merger. Notwithstanding anything contained in this Agreement to the contrary, the adjustments required pursuant to the first sentence of Section 6.6(a) in connection with, or as a result of, the Pre-Merger Unit Split shall be made only if the Effective Time of the WPZ Merger shall not have occurred and the 2014

Merger Agreement is terminated. The General Partner shall be permitted to make any amendments or modifications to the books and records of the Partnership that may be necessary or appropriate to reflect the Operating Surplus, Available Cash and other current or historical metrics of the WPZ Group as of immediately prior to Closing (as defined in the 2014 Merger Agreement) of the WPZ Merger in calculating allocations and distributions to Partners following the Closing (as defined in the 2014 Merger Agreement) of the WPZ Merger.

5. Section 8.1 is hereby amended by inserting “, including in connection with the WPZ Merger” at the end of the last sentence thereof.

B. Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

C. Effective Date. This Amendment shall become effective on the date that the Pre-Merger Unit Split becomes effective, provided that the amendments set forth in Sections 2 and 3 above shall not become effective until the Effective Time of the WPZ Merger.

D. Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of law.

E. Severability. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

[Signatures on following page.]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER:

ACCESS MIDSTREAM PARTNERS GP, L.L.C.

By:	/s/ Alan S. Armstrong
Name:	Alan S. Armstrong
Title:	Chief Executive Officer

[Signature Page to Amendment No. 3 to First Amended and Restated Agreement of Limited Partnership of Access Midstream Partners, L.P. (5.5.1 & 5.5.6)]